EXHIBIT 13

                                Malcolm I. Glazer
                           1482 South Ocean Boulevard
                            Palm Beach, Florida 33480




                                  June 16, 1995


Special Committee of the Board of Directors
Zapata Corporation
One Riverway, Suite 2200
777 South Post Oak Lane
Houston, Texas 77056

Gentlemen:

     I understand that the Special Committee of the Board of Directors of Zapata Corporation ("Committee") is at present evaluating the possible acquisition by Zapata Corporation, a Delaware corporation ("Zapata"), of the 4,189,298 shares ("Shares") of Common Stock, $0.01 par value, of Envirodyne Industries, Inc., a Delaware corporation ("Envirodyne"), owned by the Malcolm I. Glazer Trust in exchange for a promissory note to be issued by Zapata. I further understand that the Committee has been empowered by the Board of Directors of Zapata not only to evaluate and approve Zapata's purchase of the Shares, but also to authorize the entire transaction. The Shares represent approximately 31% of the outstanding common stock of Envirodyne. The fairness of the proposed transaction to Zapata and its stockholders is being reviewed by Wertheim Schroder & Co. Incorporated, an investment banking firm that has been approved by the Committee. The purpose of this letter is to set forth our present intentions with respect to the purchase and sale of the Shares in a private transaction.

     I understand that your evaluation of the transaction is presently underway and that the acquisition of the Shares is subject to, among other things, the completion of your evaluation process and the negotiation and execution of a definitive purchase agreement in mutually acceptable form to you and me. The purchase agreement will contain representations, warranties and covenants of the parties that are customarily found in similar types of transactions, including a representation that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, has expired or been terminated. The purchase price (a) will be determined with reference to the 30-day average sales price of Envirodyne's common stock, (b) will, in the opinion of Wertheim Schroder, be

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fair and reasonable from a financial point of view to Zapata and its stockholders, and (c) will be evidenced by Zapata's two-year unsecured, subordinated promissory note. The note will bear interest payable quarterly at a rate equal to the reference rate of Chemical Bank and will contain such other provisions as are mutually acceptable to you and me.

     As you are aware, my son Avram Glazer and I are both members of the Board of Directors of Envirodyne, which is a public company. You acknowledge that in conducting your investigation and evaluation you are doing so by reviewing the publicly available information concerning Envirodyne independently and without any reliance on us. You further acknowledge that as a result of our positions on Envirodyne's Board, we may from time-to-time obtain material, non-public information about Envirodyne (including with respect to its financial condition and future prospects) which we are prohibited from disclosing to representatives of Zapata until after Zapata's acquisition of the Shares. Neither Avram nor I believe that we are in possession of any such information at this time; however, you acknowledge and understand that should we be of the opinion that any such information that comes into our possession at any time is materially adverse to Envirodyne we may terminate negotiations concerning the sale of the Envirodyne shares or the purchase agreement in the event one has been executed without any liability to Zapata or its stockholders for any reason whatsoever.

     It is understood and agreed that this letter merely constitutes a statement of our mutual intentions with respect to the proposed purchase and sale of the Shares and does not impose any binding legal obligation upon either of us. Accordingly, Zapata has not acquired any beneficial or equitable ownership or other interest in the Shares as a result of this non-binding letter of intent or otherwise. This letter will be construed in accordance with the laws of the State of Texas.

     Concurrently with the execution of this letter, you agree to recommend to Zapata the dissemination of the press release attached hereto as Exhibit A1.
At the same time, I will file appropriate amendments to my Schedules 13D relating to Zapata and Envirodyne disclosing this non-binding letter of intent.


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     1 Exhibit A referred to in this Letter of Intent is Exhibit 12 to this Amendment No. 6 to Schedule D.

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     If the foregoing accurately reflects our present mutual intention and non-
binding understandings, please so indicate by signing the enclosed copy of this letter in the space provided and return it to me for my files.

                                Very truly yours,

                         /s/ Malcolm I. Glazer


                           Malcolm I. Glazer on behalf
                         of the Malcolm I. Glazer Trust

Accepted this 16th day of June, 1995

The Special Committee of Directors
of Zapata Corporation


By:  /s/ Ronald C. Lassiter
     ------------------------------
     Ronald C. Lassiter
     Chairman




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